Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           Claude Resources Reports Fourth Quarter Earnings

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           Trading Symbols
           TSX - CRJ
           AMEX - CGR
           >>

           SASKATOON, March 13 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today announced fourth quarter net earnings of $2.4 million ($0.03 per share) after a gain resulting from the sale of a portion of its oil and natural gas operations. The full year 2008 net income of $0.4 million ($0.00 per share) was accompanied by positive cash flow from mining operations before net changes in non-cash working capital of $8.8 million ($0.09 per share).

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           Financial Highlights (unaudited):

                                             Three Months Ended         Years Ended
                                                    December 31         December 31
                                                 2008      2007      2008      2007
           Gold revenue ($ millions)             12.1      11.0      41.0      29.9
           Cash flow from mining
            operations ($ millions)               3.7       2.3       8.8       4.6
           Net earnings (loss) ($ millions)       2.4      (1.8)      0.4      (7.0)
           Earnings (loss) per share ($)         0.03     (0.02)     0.00     (0.08)
           Average realized gold price
            (CDN $ per oz./US $ per oz.)      990/816   776/790   930/871   744/692
           Total cash operating costs
            (CDN $ per oz./US $ per oz.)      683/564   610/621   729/683   629/586
           Working capital ($ millions)          19.2      11.9      19.2      11.9

           Operations:
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           During the quarter ended December 31, 2008, Claude milled 61,533 tonnes of ore at a grade of 7.09 grams per tonne resulting in 13,551 ounces of gold produced. This compares to 65,518 tonnes milled at a grade of 6.08 grams per tonne for 12,166 ounces of gold produced during the same period in 2007. For
2008, Claude milled 228,427 tonnes of ore at a grade of 6.46 grams per tonne for total production of 45,466 ounces of gold. This compares to 227,661 tonnes milled at a grade of 6.35 grams per tonne for total production of 44,323 during 2007.
           Increased sales volume and improving gold prices resulted in significant improvements in both revenue and gross operating margin.
           At December 31, 2008, proven and probable reserves at the Seabee
Operation were 998,400 tonnes at 6.82 grams per tonne or 219,000 ounces of gold, relatively unchanged from last year.
           During the fourth quarter, the Company completed the sale of certain of its oil and natural gas assets for gross proceeds of $11.2 million.

           Exploration:

           During 2008, Claude continued its extensive surface drill program at
Madsen, the Company's premier advanced exploration project located at Red
Lake, Ontario. A total of 47,210 meters were drilled in 2008. The Company expects to release a National Instrument 43-101 resource estimate during 2009.
           Dewatering of the shaft at Madsen also continued throughout the year and, in December 2008, the Company commenced its underground drill program from the
10th level.

           Outlook:

           "Despite a difficult operating and economic environment, the Company has remained focused on the growth of its core assets," said Claude President and
Chief Executive Officer, Neil McMillan. "With its strong working capital position, steady production increases and commitment to reducing costs, the
Company is well positioned to focus on its premier advanced exploration program at Madsen and to further develop its Seabee Operation."

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           For 2009, the Company will focus on the following:

           -   Advance the 22,000 meter underground and 10,500 meter surface exploration drill programs at the Company's 100 percent owned Madsen exploration property with a continuation of the shaft dewatering program;
           -   Complete a National Instrument 43-101 resource estimate at Madsen;
           -   At the Seabee Operation, continue Seabee Mine/Deep exploration and development to increase or sustain reserves and resources;
           -   Further develop satellite deposits at the Seabee Operation by continuing with an underground bulk sampling program at Porky West and, pending environment approval and permits, moving Santoy 8 towards commercial production; and
           -   Invest in capital projects and equipment to increase both production and productivity at the Seabee Operation.
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           Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991,
Claude has produced approximately 840,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION

           This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
           Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

           A copy of Claude's Q42008 interim financial statements and notes
(unaudited) can be viewed at www.clauderesources.com. Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at
www.sedar.com.

           %SEDAR: 00000498E          %CIK: 0001173924

           /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505; or Marc Lepage, Manager Investor
Relations, Claude Resources Inc., Phone: (306) 668-7501, Email:
ir(at)clauderesources.com, Website: www.clauderesources.com/
           (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:49e 13-MAR-09